

Setting the Record Straight:
ZimCal's Response to MFIN's Investor Presentation

(NASDAQ:MFIN)

https://www.restoretheshine.com/

May 24, 2024

Disclaimer

Important Information
Stephen Hodges and his affiliates, ZimCal Asset Management, LLC, BIMIZCI Fund, LLC and Warnke Investments LLC (collectively, "ZimCal"), have nominated individuals to Medallion Financial Corp.'s board of directors and are soliciting votes for the election of their nominees, Stephen Hodges and Judd Deppisch, as members of the board of directors (the "Nominees"). ZimCal has sent a definitive proxy statement, WHITE proxy card and related proxy materials to stockholders of Medallion Financial Corp. seeking their support of the Nominees at Medallion Financial Corp.'s 2024 annual meeting of stockholders. **Stockholders are urged to read the definitive proxy statement and WHITE proxy card because they contain important information about the Nominees, Medallion Financial Corp. and related matters.** Stockholders may obtain a free copy of the definitive proxy statement and WHITE proxy card and other documents filed by ZimCal with the Securities and Exchange Commission ("SEC") at the SEC's web site at www.sec.gov. Stockholders may also find important information on voting online at www.restoretheshine.com/vote Stockholders may also direct a request to ZimCal's proxy solicitor, Saratoga, 520 8th Avenue, 14th Floor, New York, NY 10018 (stockholders can e-mail at info@saratogaproxy.com or call toll-free at (888) 368-0379).

Participants in Solicitation
The following persons are participants in the solicitation by ZimCal: ZimCal Asset Management, LLC, BIMIZCI Fund, LLC, Warnke Investments LLC, Judd Deppisch, and Stephen Hodges. The participants may have interests in the solicitation, including as a result of holding shares of Medallion Financial Corp.'s common stock. **Information regarding the participants and their interests is contained in the definitive proxy statement filed and transmitted by ZimCal.**

Cautionary Statement Regarding Forward-Looking Statements
This presentation may contain forward-looking statements. All statements contained in the presentation that are not clearly historical in nature or that necessary depend on future events are forward-looking, and the words "anticipate," "believe," "expect," "potential," "could," "opportunity," "estimate," "plan," and similar expressions are generally intended to identify forward-looking statements.

The projected results and statements contained herein release that are not historical facts are based on current expectations, speak only as of the date of these materials and involve risks, uncertainties and other factors that may cause actual results, performances or achievements to be materially different from any future results, performances or achievements expressed or implied by such projected results and statements. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of ZimCal Asset Management, LLC and its affiliates, BIMIZCI Fund, LLC, Warnke Investments LLC and Stephen Hodges (together "ZimCal").

Though certain material may contain projections, nothing in the presentation is intended to be a prediction of the future trading price or market value of securities of Medallion Financial Corp. (the "Company"). Accordingly, there is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied in the presentation. The estimates, projections and potential impact of the opportunities identified by ZimCal in the presentation are based on assumptions that ZimCal believes to be reasonable as of the date of the materials, but there can be no assurance or guarantee (1) that any of the proposed actions set forth in the presentation will be completed, (2) that the actual results or performance of the Company will not differ, and such differences may be material, or (3) that any of the assumptions provided in the presentation are accurate.

Therefore, there can be no assurance that the projected results or forward-looking statements included in the presentation will prove to be accurate and therefore actual results could differ materially from those set forth in, contemplated by, or underlying these forward-looking statements. In light of the significant uncertainties inherent in the projected results and forward-looking statements included in the presentation, the inclusion of such information should not be regarded as a representation as to future results or that the objectives and strategic initiatives expressed or implied by such projected results and forward-looking statements will be achieved. ZimCal will not undertake and specifically declines any obligation to disclose the results of any revisions that may be made to any projected results or forward-looking statements herein to reflect events or circumstances after the date of such projected results or statements or to reflect the occurrence of anticipated or unanticipated events.

MFIN Would Like You to Believe Their Story But We Do Not Believe They Are Credible. Murstein Has Been Charged With Violating Anti-fraud...Anti-touting Provisions...of Securities law.

MEDALLION
FINANCIAL CORP

SECURITIES AND EXCHANGE COMMISSION,

        Plaintiff,

-against-

MEDALLION FINANCIAL CORP.,
ANDREW MURSTEIN,
LAWRENCE MEYERS
and ICHABOD'S CRANIUM, INC.,

        Defendants.

21 Civ. 11125 (LAK)

AMENDED COMPLAINT

Jury Trial Demanded

ECF Case

10.   Investors were not told the truth.

concealing information from Medallion Financial's Auditor (the "Auditor"). None of this was disclosed to investors.

The Securities and Exchange Commission today charged Medallion Financial Corp., a Delaware company headquartered in New York, NY, and its President and Chief Operating Officer, Andrew Murstein of New York, NY, with illegally engaging in two schemes...

financial websites and blogs. Under pressure to do something, Murstein violated the federal securities laws.

13.   The misconduct materially impacted Medallion Financial's financial statements.



The Reality of MFIN Board: Lacks Independence and Accountability

MEDALLION FINANCIAL CORP

The Defendant

vs

Andrew Murstein
(President and COO)

- Defendant in SEC Investigation
- Stockholders spent an estimated $7 million defending Mr. Murstein.
- Board refuses to initiate an independent investigation
- Age: 59
- Board tenure: 27 years

Protected By:

Alvin Murstein
(Chair & CEO)
(Father)

- **Independent: No**
- Age: 89
- Board tenure: 29 years

David Rudnick
(Father-in-law)

- **Independent: No**
- Age: 83
- Board tenure: 28 years

The Enablers

Robert Meyer

- Age: 78
- Board Tenure: 3 Years
- Bank Board Tenure: 5 Years

Brent Hatch
(Lead Independent Director)

- Age : 65
- Board Tenure: 2 Years
- Bank Board Tenure: 19 years

John Everets

- Age: 77
- Board Tenure: 7 Years

Allan Tanenbaum

- Age: 77
- Board Tenure: 7 Years

Cynthia Hallenbeck

- Age: 67
- Board Tenure: 4 Years

➢ **Long-tenured Medallion Bank directors have been promoted to the MFIN board, under the guise of refreshment (for example Messrs. Hatch and Meyer).**

➢ **Appointment of Brent Hatch as Lead Independent Director shows poor judgment, considering his 21 years tenure at Medallion Bank.**

Source: https://investor.medallionbank.com/overview/officers-directors/ and Company SEC filings

We Knew That MFIN Would Make Numerous Untruthful/Half-Truthful Claims to Distract from ZimCal's Core Message. The SEC Allegations Show What They Are Capable Of.

MEDALLION FINANCIAL CORP

MFIN DEF14A Half-Truths/Lies

- *ZimCal demanded a payoff to make the proxy fight go away (a "greenmail" allegation discussed on p.9)*
- *"[Mr. Hodges]* ***claims*** *to be the beneficial owner of 70,000 shares"*
- *"Mr. Hodges…will not fairly represent the Company's stockholders." (p.12)*
- *"[Mr. Hodges is] [n]ot suitable as a shareholder representative because he only recently acquired a* ***miniscule*** *equity stake" (p.12)*
- *[Mr. Hodges is] trying to make a name for himself as an activist investor."*

Reality

- **The SEC suit alleges that Mr. Murstein lied and committed fraud not once but on SEVERAL occasions.** It alleges he lied to a media outlet and that he attempted to strong-arm valuation firms to do his bidding using out of context communications and half-truths.
- He is using a similarly untruthful approach with ZimCal and he assumes stockholders will believe him. See here for email correspondence[1].
- Mr. Murstein and MFIN also embarked on negative personal campaigns against his critics 10 years ago. The **KEY** difference being that **ZimCal believes that MFIN is undervalued with tremendous potential**. Critics 10 years ago were hoping MFIN would decline.
- The only common thread between then and now is that the criticism was directed at Mr. Murstein and his ineffective leadership and threatened his substantial compensation. Now, like then, Mr. Murstein has not addressed the core governance, management and business issues raised.
- MFIN's completely false allegation (see here for details) that we primarily demanded to be paid off as a condition to not launch a proxy contest or his insinuation that we initiated that conversation are **SERIOUS** allegations and **yet MFIN did not include them in their Preliminary Proxy filing on April 29, 2024.** We believe that only once MFIN realized ZimCal had extensive shareholder support, did they create this story.
- Now, much like then, Mr. Murstein's is essentially hiding behind stockholders and using huge sums of stockholder money to launch his attacks, pay legal fees and undermine his critics.

Source: SEC lawsuit, 1. This and other emails can be read at www.restoretheshine.com/materials





MFIN's Claims "Board and Management have Successfully Transformed the Company.... "

MEDALLION FINANCIAL CORP

MFIN Claims	Reality
Record Earnings: In 2023, we had the highest annual total earnings and highest annual earnings per share since our initial public offering in 1996.	• **2023 earnings were boosted by $22 million (after tax) from Taxi Medallion recoveries/gains**. **Core** earnings **declined** YoY. Taxi Medallions were 0.5% of assets at FYE23. These recoveries were clearly non-core and, per MFIN, unlikely to be repeated. Investors will value MFIN primarily as a consumer lender NOT a used taxi medallion financier/seller.
Business Growth: During 2021 through 2023, we increased our loan amounts by 80%	• **MFIN appears to be focused on achieving growth for the sake of growth without much consideration for core (mostly consumer) credit quality or core ROAE/ROAA, which declined**. Deteriorating macro conditions, higher for longer rates, high sub-prime exposure (22% of loans), consumer discretionary collateral, and charge-offs above recent cyclical highs (4Q19) merit caution.
our total shareholder returns for 1-, 3-, and 5-year periods significantly exceed our peers	• **A $100 invested in MFIN 10 years ago would be worth $57 today**. MFIN wants credit for recouping some of the losses to shareholders after causing the destruction in shareholder value in the first place. MFIN's share price is extremely volatile. The TSR varies significantly depending on the measurement period.

Source: Capital IQ. Company 10K/Q. See Appendix for reconciliation of reported numbers to core numbers (ex. Taxi Medallion).





MEDALLION FINANCIAL CORP

MFIN's Claims "Board is fit for purpose"

MFIN Claims	Reality

Our Board thoughtfully approaches refreshment, with three independent directors added in the last four years and all independent directors added in the last seven years	• MFIN's 'board refreshment' is a flawed one. **Two of the three** directors - Robert Meyer and Brent Hatch - added in the past four years, were **promoted from the Medallion Bank** board.
	• Robert Meyer has served on the Medallion Bank board since 2016.
	• Additionally:
	  • **37.5% of board** comprised of **insiders and family members**
	  • **50% of directors** have tenure or connection of **+20 years**
	  • **Only 1 out of 8** directors is **diverse**

In 2022, our Board appointed Brent Hatch as our first Lead Independent Director	• Meanwhile, Brent Hatch - the Lead Independent Director - served on the Medallion Bank board for **19 years** before joining the MFIN board. Why didn't MFIN recruit a director not associated with it for almost two decades? Can Brent Hatch truly be considered an independent director given his decades long relationship with the Murstein family?

MEDALLION FINANCIAL CORP

MFIN's Claims "Board is fit for purpose" (contd.)

MFIN Claims

David Rudnick brings a differentiated perspective from commercial operations leadership, together with governance experience in the banking industry

Reality

David Rudnick is not a good 'fit' because:

- **Lacks independence:** he is the father-in-law of Andrew Murstein (President and COO). His son, Jeffrey Rudnick, has been employed by MFIN for over 13 years, and serves as a Senior Vice President.
- **Long-tenure:** He has served on the MFIN board since 1996–for **28 years**
- **Lacks relevant experience and skill:** According to MFIN's proxy statement, Mr. Rudnick serves as President of Rudco Properties, Inc., a real estate and private equity investment and management firm. Google search shows no website for Rudco Properties. Similarly, Mr. Rudnick's experience as the President of Rudco Industries, Inc., an international manufacturer of machine-readable documents, from 1963 to 1986, is both dated and not relevant to the challenges MFIN faces as a lender.
- **Failed to provide governance oversight:** As a director, David Rudnick has overseen **massive shareholder value destruction**, shareholder lawsuits, **failed to independently investigate with the Board the significant allegations in the SEC lawsuit**, has failed to resolve the SEC lawsuit, and failed to align executive compensation with performance.

Contrary to MFIN's Assertions, ZimCal Launched the Proxy Fight to Improve Governance and Leadership, and was Approached by MFIN to Acquire ZimCal's Debt

MEDALLION FINANCIAL CORP

MFIN Claims

Mr. Hodges is primarily a debtholder and launched this fight after the Company declined to repurchase his debt at above market prices

Reality

- Mr. Hodges never "demanded" that MFIN repurchase his debt. Via a phone call and 2 emails MFIN approached Mr. Hodges first and **ASKED** him to provide "monetization" options (including a payoff option) to stop ZimCal's insistence on improving governance, leadership and strategy issues.
- **Mr. Hodges launched the proxy fight** because he was focused on improving governance, management and business strategy at MFIN. He made this very clear in conversations and emails sent December 4, 2023, December 12, 2023, January 1, 2024, and February 12, 2024. He also stressed that with those improvements, ZimCal would strongly prefer to stay invested in MFIN and saw tremendous upside.
- **MFIN never made a formal offer to acquire the debt and therefore never declined to buy it from ZimCal.** Prior to February 23, 2024, Mr. Murstein showed no indication that he knew what the market price was. During a phone conversation between Mr. Hodges and Mr. Murstein on February 23, Mr. Murstein focused on finding 3rd party acquirers of the debt and revealed that he only recently found out what he "thought" ZimCal invested in MFIN debt. In a follow up email on March 1, 2024, ZimCal explicitly instructed MFIN to focus on the governance, management, and strategy issues.
- ZimCal nominated its Directors in for the proxy contest on January 2nd, 2024, well before Mr. Murstein bought up "price" to try to encourage ZimCal to sell its position to a 3rd party. ZimCal filed its prelim DEF14A on April 9, 2024.

IN addition to the embedded links, full emails can be viewed at www.restoretheshine.com/materials

Contrary to MFIN's Assertions, ZimCal Has Been Focused on Governance Concerns and Preventing a Repeat of the Taxi Medallion Implosion

MEDALLION FINANCIAL CORP

MFIN Claims

Given that Hodges appeared to be dissatisfied with his investment in the Company (which at the time was exclusively debt), the Company offered to acquire his TruPS at a reasonable price that would benefit all shareholders Hodges indicated his willingness to sell, but insisted on a significant premium to the TruPS' market price [November to December 2023]

Reality

- **As Mr. Hodges stated in multiple letters and emails to the Company,** he was dissatisfied with its governance, leadership and strategy and was concerned that a badly-run MFIN that ignored risks would damage valuations.
- **Mr. Hodges repeatedly reminded MFIN that all payoff options were at MFIN's request** and that all other outcomes (3 of which involved ZimCal taking a significant equity stake of up to $4 million) or any variation of those outcomes, were preferable. Moreover, that letter was sent to MFIN on February 12, 2024. Well after the November to December period. ZimCal's valuations (or "price") were based on what its position would be worth with strong governance and leadership, which were/are currently lacking. Mr. Hodges did not insist on anything **except a better run Company.**
- ZimCal's debt investment in MFIN has performed well because it was bought at a low point (February 2021) and its interest rate has risen sharply. However, Mr. Hodges still believes it is **materially undervalued, much like MFIN stock.** This is exactly why ZimCal is running a proxy contest. To ensure that MFIN is a better run, more profitable Company that will thrive in the long term and reward all stakeholders.
- **MFIN did not know how to value long-dated, floating rate debt**. A market price does not exist for the debt, so it is difficult to determine what MFIN means by "reasonable price". Mr. Murstein repeatedly and insistently tried to discuss payoffs over several calls with Mr. Hodges and Mr. Hodges repeatedly told Mr. Murstein to focus on the issues at the Company instead. Tellingly there are **no emails** or any other records from MFIN expressing a price or value at which they would want to acquire the debt.

IN addition to the embedded links, full emails can be viewed at www.restoretheshine.com/materials

Contrary to MFIN's Assertions, ZimCal Has Been Focused on Governance Concerns and Preventing a Repeat of the Taxi Medallion Implosion (contd.)

MFIN Claims

> *Mr. Hodges' debt position creates an obsession with downside risk that is misaligned with our shareholders' upside:*
>   *"[B]eing a creditor means that our upside is capped while our downside is not, so we are particularly sensitive to the potential risks in a rapidly changing economic environment" – Excerpt from email from Stephen Hodges to Andrew Murstein, December 12, 2023"*

Reality

- Excerpts from the **same December 12, 2023 email from Stephen Hodges to Andrew Murstein that MFIN did not share**:

> *"...As you requested, I have summarized in a concise way, the issues I raised in the analysis I sent to you and the Board. **Part 1 deals with governance, executive comp, leadership and the SEC suit.** Part 2 deals with the business model concerns, disclosure suggestions, and risk mitigants..."*

> *"...I am most concerned with Part 1...Even something as straightforward as getting an independent 3rd party investigation into the SEC allegations seems like [a] long shot. Investors have lost trust and I don't believe it will be regained, which could leave MFIN permanently undervalued in the micro-cap category, with little ability to grow into new opportunities in the next 1-5 years...**Absent a significant change, we are very concerned how Part 1 issues will impact all stakeholders and the value of our substantial investment in Medallion Financial**. To that end, we are considering all options available to us to mitigate that risk."*

> *"We believe that there are material future issues Medallion Financial (and all consumer lenders) will face and being a creditor means that our upside is capped while our downside is not, so we are particularly sensitive to the potential risks in a rapidly changing economic environment. **Risks that might be better rewarded through a meaningful equity stake**, for example.*

ZimCal's Interests are Aligned With All Stakeholders

MFIN Claims	Reality
Mr. Hodges is a Conflicted Debt Investor	• Unclear what this means since our subordinated debt does not give ZimCal any more rights than stockholders unless Medallion decides to default on their loan. In some ways ZimCal has less rights, because we cannot vote our debt investment. If elected, ZimCal's nominees would recuse ourselves from any potential conflicts.
Deep conflicts from substantial debt holdings in the Company, reducing incentive to take actions that benefit all shareholders	• Unless MFIN and Mr. Murstein decide not to honor their obligation to repay any of their debt, ZimCal's interests are aligned with stockholders: o MFIN business improves/generates more profit ➡ ZimCal's investment increases in value o MFIN loses market confidence/stock price declines ➡ ZimCal's investment decreases in value o Medallion business declines/generates less profit ➡ ZimCal's investment decreases in value
Not suitable as a shareholder representative because he only recently acquired a miniscule equity stake in anticipation of this proxy fight	• ZimCal currently is one of MFIN's largest investors with $7.72 million in cash invested ($15 million in debt, 90,010 shares). As Mr. Hodges told MFIN repeatedly, ZimCal is a debt investor and did not expect to run a proxy contest. By mid-December 2023, Mr. Hodges became very concerned with Mr. Murstein's responses and lack of understanding of the issues laid out in the October 11, 2023 letter to the Board. Realizing that no governance changes would occur without pressure from an activist investor, ZimCal began to acquire equity in MFIN in December 2023.

ZimCal Clearly Shared Its Priorities With MFIN: Improve Governance, Leadership, and Resolve the SEC litigation, and the Company Would Have Tremendous Upside

MEDALLION FINANCIAL CORP

MFIN Claims

Mr. Hodges demanded that the Company choose from four "outcomes": two variations on repurchasing his debt at above-market prices, appoint himself and his other unqualified nominee, or face a proxy contest this year and every year afterwards

Reality

- Mr. Hodges did not demand anything except **improvements in governance, management and** **strategy**. In response to MFIN management and MFIN counsel's request for a "proposal", ZimCal sent a letter on February 12, 2024. At, MFIN's request, he then provided the following outcomes in order of preference:

1. Company appoints ZimCal's nominees AND implements primary demands including:
   - Appoint more qualified candidates to the Board;
   - Eliminate effective control of the Board by the Murstein family;
   - Appoint an independent investigator to look into the SEC allegations; and
   - Have the Board uphold its fiduciary obligation and monitor the credit risks in the subprime Recreation portfolio.
2. If the Company was unwilling to address governance and risk concerns outlined in option 1, "[ZimCal] will continue to relentlessly pressure the Company to adopt our stakeholder-first demands while highlighting the potential of the Company's platform if it had best-in-class management and governance"

Options 3 & 4 were only offered in direct response to Medallion's repeated efforts to focus on payoff scenarios instead of the governance and risk issues facing the company – scenarios that ZimCal felt distracted from the core focus of improving MFIN. Mr. Hodges also later told MFIN that they could choose **any variation** of the options too.

13





Contrary to MFIN's assertions, ZimCal's Nominees Have Extensive Leadership and Lending Experience

MEDALLION FINANCIAL CORP

MFIN Claims	Reality
Hodges and Deppisch Lack Relevant Experience	• Messrs. Hodges and Deppisch have worked in banking, consumer finance, debt investing, securitizations and other areas for over 40 years combined, and have *current* experience in those areas which are critical to consumer finance. Most importantly, both nominees understand the importance and role of technology as a powerful tool and core competency for any successful consumer lender.
[Mr. Hodges and Mr. Deppisch have [n]o experience with public company governance and few relevant skills for board oversight	• Several of MFIN's own past and present Board members lacked public company experience before joining their Board, including as far as we can tell, Andrew Murstein. The current board has failed on several fronts (as we have explained in detail) to perform its fiduciary obligations to stockholders. It seems evident that their "experience" is deficient and has failed stockholders in almost every way. • Messrs. Hodges and Deppisch have extensive experience, more than all Board members combined, interacting with senior leadership at a variety of commercial, corporate and consumer lenders across the country in diverse collateral types and end-markets. • Mr. Hodges also serves on the Governance and Investment committee for Centre College and is Chair of the Student Success committee. Both nominees have served in **senior** roles in various organizations and have been able to learn from various, exceptional leaders on strategy, execution, and integrity.

Claiming that Medallion Bank and Nelnet Bank are Competitors is Disingenuous

MEDALLION FINANCIAL CORP

MFIN Claims

" *Mr. Deppisch works for a competitor (Nelnet Financial Services, parent of Nelnet Bank)* "

Reality

- The identity of Nelnet Bank's officers and directors is publicly available. ZimCal has informed MFIN, and provided evidence, that Mr. Deppisch does not meet the criteria as defined in 12 CFR 348.2(k)) of Nelnet Bank. ZimCal is confident that MFIN's claims that Mr. Deppisch's service on MFIN's board would be barred by any applicable law are baseless and unfounded, a fact well known to MFIN and its counsel. Due to that fact, ZimCal would prefer that MFIN's focus remain on ZimCal, Mr. Hodges and the concerns he has raised.

- Medallion Bank is domiciled in Utah but almost 100% of its deposits are brokered CDs which are sourced nationwide through multiple brokers. Medallion Bank's industrial bank charter prohibits it from gathering demand deposits either locally or nationwide.

In Conclusion, We Believe MFIN is Resistant to Change and Accountability, Because:

- If elected, ZimCal's nominees would demand that the Board address the ongoing SEC investigation, thus creating uncertainty for Andrew Murstein

- The change and accountability ZimCal seeks begins with answers to the following:
  - **What has the Board done to address the governance and executive succession implications of the SEC seeking to permanently bar Andrew Murstein for acting as an officer or director of a public company – the rarest and most severe penalty that the SEC can seek?**
  - **How can anyone trust Andrew Murstein – or the Board protecting him – to represent truthfully the value of the current loan book if credit deteriorates, when the SEC alleges that Mr. Murstein lied about the value of its taxi medallions/loans?**
  - **What were the circumstances around the delay of the 2019 10K regarding the misstatement around higher risk loans?**
  - **As MFIN appears to be one of Mazars' highest paying clients, why did the auditor resign so unexpectedly?**
  - **Why has neither the Nominating and Governance Committee nor the Lead Independent Director insisted on a modified governance structure to remove both the appearance and reality of conflicted leadership with a father-son duo leading the Board and management teams?**

- Despite the modest increases in Company's stock price from a self-inflicted low, we believe that equity continues to be terribly undervalued and would be worth much more with a better Board and a shareholder-friendly management team.

While improving the Board with new and truly independent directors is best for both shareholders and the long-term viability of MFIN beyond the current legal and market obstacles, it places the Chairman's son in jeopardy to account for his behavior before law enforcement without Board protection secured by his father and father-in-law, and without the Company's financial resources in the form of shareholder capital – this is the ONLY real conflict of interest

Insufficient Director Independence and Lack of Diversity Have Rendered the Family-Led Board Incapable of Holding Management Accountable

MEDALLION
FINANCIAL CORP

Our Concerns with Current Board Composition

- The Board does not have adequate independent and diverse directors to hold the family-led management team accountable.

- We have seen examples of this in the Company's recent history as management failed to avoid or mitigate a predictable crisis and the Board apparently failed to provide oversight or put up any resistance.

- Even worse, after the recent crisis placed the Company in severe jeopardy, there was no corrective action taken to de-risk management behavior or implement internal controls to protect against similar threats in the future.

- The Board has created a disturbing pattern of behavior which does not bode well for shareholders.



No
Management
Oversight



No
Accountability



No
Corrective
Actions

It is Time to Implement an Incentive Plan Based on Pay-for-Core-Performance Instead of Self-Enrichment

MEDALLION FINANCIAL CORP

- In the last 5 years, Murstein has been paid $17.0M in cash and been given $5.3M in stock (grant-date value as reported) while generating only $116 million in earnings. This compares poorly to MFIN's own FDIC-insured proxy peers. In 6 years MFIN earned only $76 million.
- MFIN's TSR is misleading due to the volatility in the stock and significant events that impacted share price in the last 5 to 10 years. For example, MFIN itself reported 3-year TSR of 118.5% measured at 12/31/23, but this dropped to 15.9% measured at 04/29/24.
- Regardless of the Company's stock performance, Mr. Murstein himself has done exceptionally well considering the ethical, legal and regulatory controversies he has caused. His outsized compensation has diverted significant money from shareholders into his own pockets without any notable performance demands or accountability for the decline in core performance. He is reliant on his high pay as his stock holdings have declined $2.1 million in value in the last 10 years (at 04/12/24), DESPITE Murstein being awarded 865,000 shares by MFIN in that period.
- Mr. Murstein's antics, and the resultant SEC lawsuit, have cost an estimated $7 million to defend, paid by stockholders, but he has received a company driver, country club memberships and works in a luxurious $1.8 million office space in central Manhattan. MFIN stock is down 20% YTD, down 15% over 2 years and 40% over 10 years. Even stockholders with modest gains should consider how much more value could be unlocked under the right leadership/board.
- Open market stock purchases by Murstein have been minimal. Almost all his MFIN stock increases in the last 10 years were awarded through compensation. Through April 1, 2024, it appears that ZimCal has invested more in the last 6 months to buy shares in the open market than Mr. Murstein has in the last 10 years[1].
- Despite "record earnings" MFIN added an extra $15.5 million in expensive holding company debt since FYE22 with financial covenants that were absent from prior debt issuances.
- 2023 year-end performance saw a decline in all core[2] key metrics (excluding non-recurring Taxi Medallions). "Record earnings" should have been used to decrease the high-cost obligations, retained for growth or paid to shareholders - not pay executives $14.9 million.

1. Open market stock acquisition data based Capital IQ data and prices as of DEF14A filing. 2. Core, as explained at www.restoretheshine.com, eliminates the impact of taxi medallion recoveries/gains on sale and other items.

Turning the Page – We Will Act in the Best Interest of ALL Stakeholders (cont.)

- We have distinct expertise in risk management, banking and specialty finance. We are not activists. Rather we are hoping to collaborate with the current Board and bring our experience and knowledge to implement the type of change that will benefit stockholder.

- Our plan is simple:
  1. **Enhance the Board** with new Directors having both experience relevant to the Company's core strategy, and a willingness to answer to shareholders while holding management accountable;
  2. **Resolve the SEC complaint** and in so doing, remove the biggest obstacle to regaining credibility with investors and afford shareholders the ability to quantify the financial impact of the lawsuit on their investment;
  3. **Improve Management** by bringing in a professional, slimmed down team with investor credibility that can guide the company to long-term success;
  4. **Cut Expenses** to return more profit to shareholders and prepare for a possible economic slowdown and/or lower consumer demand; and
  5. **Go on Offense** by focusing on the core consumer lending business and investing in technology to better compete in an ultra-competitive consumer lending environment.

- *Our detailed, 17 page 5-Step Plan can be viewed www.restoretheshine.com/5-steps*

- *Vote FOR our two alternative board candidates who will hold management accountable, put stockholders first, and help make Medallion Financial best-in-class.*

Our Nominees Would Ensure that The Board Has the Requisite Experience and Independence to Resolve the SEC Investigation and Avoid a Repeat of Medallion Related Implosion

MEDALLION FINANCIAL CORP



Stephen Hodges

- Stephen Hodges is the founder of ZimCal Asset Management LLC; ZimCal is the manager and co-founder of BIMIZCI Fund LLC and Warnke Investments LLC.
- Mr. Hodges has over 19 years of experience as both a lender and debt investor.
- Mr. Hodges has extensive experience investing in community and regional banks and has invested in over 100 banks around the country and met with over 200 bank management teams.
- Mr. Hodges' skill-set lies in proactively identifying areas of risk, particularly credit risk, and decisively acting to reduce or mitigate those risks.
- Prior to ZimCal, Mr. Hodges worked as a Managing Director and Director for two investment firms, one large and one mid-sized, focused on opportunistic credit investments.
- Mr. Hodges worked for seven years for two commercial banks in a variety of different departments, including consumer lending, and was promoted to Vice President.
- Mr. Hodges is currently on the Board of Trustees for Centre College and serves on its governance and investment committees, amongst other roles.
- Mr. Hodges was awarded an MBA with Honors from the University of Chicago, Booth School of Business with Concentrations in Analytical Finance and Accounting.
- He received a BSc in Economics from Centre College.



Judd Deppisch

- Judd Deppisch is the Chief Investment Officer for Nelnet Financial Services, the asset management/capital allocation division of Nelnet.
- Mr. Deppisch joined Nelnet Financial Services in April, 2023 and is responsible with capital deployment across financial assets and helping to advise on financial strategies for Nelnet's business units.
- Prior to Joining Nelnet, Mr. Deppisch was a Managing Director and the Head Consumer Lender Banking, Financial Institutions Group for Capital One for approximately 5 years. As the line of business head, Mr. Deppisch oversaw the establishment of the business strategy, the significant growth of a client and lending book and the development of advisory and capital market capabilities.
- Mr. Deppisch was also an asset-backed securitization banker for approximately 15 years at BMO Capital Markets, most recently as a Managing Director. His experience includes both principal and third-party financings, spanning a variety of asset classes.
- Mr. Deppisch began his career at Bank One/Banc One Capital Markets, where he completed a rotational analyst program and spent approximately 2 years as a sell-side Investment Grade corporate fixed income analyst.
- Mr. Deppisch received an MBA from the Kellogg School of Management.
- He graduated Cum Laude from Miami University with a BS in Finance and is a CFA® Charterholder.